SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. 18)


                   Cullen/Frost Bankers, Inc.
                   --------------------------
                        (Name of Issuer)


              Common Stock, par value $5 per share
              ------------------------------------
                 (Title of Class of Securities)

                           229899 10 9
                           -----------
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement: /__/

CUSIP No. 229899 10 9

     1)  Names of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons.
------------------------------------------------------------------
             Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")__
             74-1751768
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     2)  Check the Appropriate Box if a Member of a Group (See
         Instructions).

         (a) /__/
         (b) /__/
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     3)  SEC USE ONLY
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     4)  Citizenship or Place of Organization.  Incorporated
         under the laws of the State of Texas
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     Number of Shares Beneficially Owned by Each Reporting Person
     with:

     5)  Sole Voting Power                 1,662,047
     6)  Shared Voting Power                  54,631
     7)  Sole Dispositive Power              252,728
     8)  Shared Dispositive Power             32,088
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     9)  Aggregate Amount Beneficially Owned by Each Reporting
         Person.  2,168,876*
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    10)  Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)
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    11)  Percent of Class Represented by Amount in Row 9.
         9.7%
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    12)  Type of Reporting Person (See Instructions).   HC
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*Includes 452,198 shares with respect to which subsidiaries of
Cullen/Frost Bankers have no voting power and 1,884,060 shares with respect to which subsidiaries of Cullen/Frost Bankers have no dispositive power. Inasmuch as all shares are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to the provisions of Rule 13d-4 promulgated under the 1934 Act.

CUSIP No. 229899 10 9
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     1)  Names of Reporting Persons S.S. or I.R.S. Identification
         Nos. of Above Persons

            The Frost National Bank ("Frost Bank")  74-0635455
------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a)  /__/
         (b)  /__/
------------------------------------------------------------------
     3)  SEC USE ONLY
------------------------------------------------------------------
     Citizenship or Place of Organization.
     Incorporated under the laws of the United States
------------------------------------------------------------------
     Number of Shares Beneficially Owned by Each Reporting Person
     With:.

     5)  Sole Voting Power                 1,600,138
     6)  Shared Voting Power                     289
     7)  Sole Dispositive Power              132,966
     8)  Shared Dispositive Power             29,324
-----------------------------------------------------------------
     9)  Aggregate Amount Beneficially Owned by Each Reporting
         Person. 1,871,577*
-----------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
    11)  Percent of Class Represented by Amount in Row 9.
         8.4%
-----------------------------------------------------------------
    12)  Type of Reporting Person (See Instructions).  BK
-----------------------------------------------------------------





*Includes 271,150 shares with respect to which Frost Bank has no voting power and 1,709,287 shares with respect to which Frost Bank has no dispositive power. Inasmuch as all shares are held by Frost Bank in a fiduciary capacity, Frost Bank explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g( of the Securities Exchange Act of 1934 ("1934 Act") pursuant of the provisions of Rule 13d-4 promulgated under the 1934 Act.

Item 1 (a)     Name of Issuer:

               Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               100 West Houston Street
               San Antonio, Texas  78205

Item 2 (a)     Name of Persons Filing:

               Cullen/Frost Bankers and The Frost National Bank
              ("Frost Bank")

Item 2 (b)     Address or Principal Business Office or, if none,
               Residence:

               The address of Cullen/Frost Bankers and Frost Bank is 100 W. Houston Street, San Antonio, Texas 78205

Item 2 (c)     Citizenship:

               Cullen/Frost Bankers is incorporated under the laws of the State of Texas; Frost Bank is incorporated under the laws of the United States.

Item 2 (d)     Title of Class of Securities:

               Common Stock, par value $5 per share

Item 2 (e)     CUSIP Number:

               229899 10 9

Item 3         If this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [ ]  Broker or Dealer registered under section
                         15 of the Act

               (b)  [x]  Bank as defined in section 3(a)(6) of the
                         Act (Note:  See Items 2, 4, 6, and 7)
                         (Frost Bank)

               (c)  [ ]  Insurance Company as defined in sections
                         3(a)(19) of the Act

               (d)  [ ]  Investment Company registered under
                         sections 8 of the Investment Company Act

               (e)  [ ]  Investment Adviser registered under
                         section 203 of the Investment Advisers
                         Act of 1940

               (f)  [ ]  Employee Benefit Plan, Pensions Fund
                         which is subject to the provisions of
                         the Employee Retirement Income Security
                         Act of 1974 or Endowment Fund;  see
                         s 240.13d-1(b)(1)(ii)(F)

               (g)  [X]  Parent Holding Company, in accordance
                         with s 340.13d-1(b)(ii)(G) (Note:  See
                         Items 2, 4, 5, and 7) (Cullen/Frost
                         Bankers)

               (h)  [ ]  Group, in accordance with s 240.13d-
                         1(b)(1)(ii)(H)

Item 4         Ownership:

               (a)  Amount Beneficially Owned:

                    At December 31, 1997, Cullen/Frost Bankers was deemed to have owned beneficially 2,168,876 shares of Cullen/Frost Bankers Common Stock, including -0-shares where there was a right to acquire. Included among such shares were 1,871,577 shares which were beneficially owned by Frost Bank and 297,299 shares which were beneficially owned by The United States National Bank of Galveston ("USNB"), Frost Bank and USNB are wholly-owned subsidiaries of Cullen/Frost Bankers.

               (b)  Percent of Class:

                        Cullen/Frost Bankers        9.7%
                          Frost Bank     8.4%
                          USNB           1.3%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote

                         Cullen/Frost Bankers    1,662,047 shares
                           Frost Bank   1,600,138
                           USNB            61,909

                    (ii) Shared power to vote or to direct the
                         vote

                         Cullen/Frost Bankers   54,631 shares
                           Frost Bank         289
                           USNB            54,342

                   (iii) sole power to dispose or to direct the
                         disposition of

                         Cullen/Frost Bankers    252,728 shares
                           Frost Bank     132,966
                           USNB           119,762

                    (iv)  shared power to dispose or to direct
                          the disposition of

                         Cullen/Frost Bankers     32,088 shares
                           Frost Bank      29,324
                           USNB             2,764


These totals do not include a total of 452,198 shares with respect to which Cullen/Frost Bankers, Frost Bank and USNB have no voting power and 1,884,060 shares with respect to which Cullen/Frost Bankers, Frost Bank and USNB have no dispositive power. Inasmuch as all shares described are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers, Frost Bank and USNB specifically disclaim beneficial ownership of all such shares for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to Rule 13d-4 promulgated under the 1934 Act.

Item 5     Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person.

           At December 31, 1997, neither Frost Bank nor USNB owned securities of Cullen/Frost Bankers for their own account; but, said banks held of record in various fiduciary capacities an aggregate of 2,168,876 shares. Each of the banks has reported to Cullen/Frost Bankers that these securities, registered in the name of the reporting bank as fiduciary or in the names of various of their nominees, were owned by a separate instrument which sets forth the power of the reporting bank with regard to the securities held in such account. Virtually all of these accounts involved persons who have the right to receive or direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in Item 4. The individual interest of each of said persons did not relate to more than five percent of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
           All of the securities being reported on are held of record by Frost Bank or USNB. Each of such entities is an Item 3(b) entity. See Items 4 and 6.

Item 8     Identification and Classification of Members of the
           Group.

           Not Applicable.

Item 9     Notice of Dissolution of Group.

           Not Applicable.

Item 10    Certification.

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
---------
     After reasonable inquiry and to the best of by knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998
-----------------
Date

CULLEN/FROST BANKERS, INC.

/s/ Diane Jack
---------------------------------------
Signature


Diane Jack, Secretary
---------------------
Name/Title


THE FROST NATIONAL BANK

/s/ Richard Kardys
---------------------------------------
Signature


Richard Kardys, Executive Vice President
----------------------------------------
Name/Title

                            Exhibit A
                            ---------


                            AGREEMENT



     Cullen/Frost Bankers, Inc. and The Frost National Bank do each hereby agree that the Schedule 13G, to which this Agreement is attached as Exhibit A, shall be jointly filed by such entities.

     IN WITNESS WHEREOF, Cullen/Frost Bankers, Inc., acting by and through a duly authorized officer, and The Frost National Bank , acting by and through a duly authorized officer, have executed this Agreement, on the 13th day of February, 1998.

                         CULLEN/FROST BANKERS, INC.

                         By /s/ Diane Jack
                            -------------------------------------
                            Its Secretary


                         THE FROST NATIONAL BANK

                         By /s/ Richard Kardys
                            -------------------------------------
                            Its Executive Vice President